UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(free English translation)

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on January 20, 2023

DATE, TIME AND PLACE: On January 20, 2023, at 6 p.m., by audioconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call notice was dismissed due to the attendance of the Directors fully representing the Company’s Board of Directors.

MEETING BOARD: Sérgio Agapito Lires Rial, Chairman. Daniel Pareto, Secretary.

AGENDA: To acknowledge the resignation of Mr. Sérgio Agapito Lires Rial from the roles of Chairman of the Board of Directors, Coordinator of the Nomination and Governance Committee, member of the Remuneration Committee and member of the Risk and Compliance Committee, with immediate effects.

RESOLUTIONS: after all necessary clarifications were made, the members of the Board of Directors unanimously acknowledged the resignation of Mr. Sérgio Agapito Lires Rial, from the roles of Chairman of the Board of Directors, Coordinator of the Nomination and Governance Committee, member of the Remuneration Committee and member of the Risk and Compliance Committee, as per the resignation letter presented by Mr. Rial, with immediate effects.

The Board formally noted that Ms. Deborah Stern Vieitas, independent Board member and Vice Chairman of the Board will be the Acting Chairman until the next Annual General Meeting of the Company, scheduled for April 28, 2023, with no change in her current position as member of the Board, pursuant to paragraph 3 of Article 15 of the Company’s By Laws. Finally, the Board indicated it will timely decide on recomposing its Advisory Committees.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Sérgio Agapito Lires Rial, President. Daniel Pareto, Secretary. Signatures: Mrs. Deborah Stern Vieitas - Vice Chair; Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, Angel Santodomingo Martell, Mario Roberto Opice Leão, José Garcia Cantera, Marília Artimonte Rocca and Pedro Augusto de Melo– Directors. São Paulo, January 20, 2023.

This is a free translation of the minutes drawn up in Portuguese.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 20, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer